Exhibit 99.6

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Metal Storm Limited
ABN 99 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence James O’Dwyer

Date of last notice	21 September 2010

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	i)	Director and Shareholder of Louclaben Pty Ltd
Note: Provide details of the circumstances giving rise to the relevant interest.	ii)	Beneficiary of O’Dwyer Superannuation Fund
Date of change	29 November 2011

No. of securities held prior to change	Ordinary Shares:	(i)	645,855
		(ii)	672,869
	Secured Convertible Notes:	(i)	29,777
		(ii)	37,859
	Unlisted Options:
	(i) Expiring 24/9/2012 @$0.001		21,269
	Expiring 13/9/2013 @0.015		387,513
	(ii) Expiring 24/9/2012 @$0.001		27,042
	Expiring 13/9/2013 @0.015		403,722
Class	Ordinary Shares

Number acquired	(i) 645,856
	(ii) 672,869

Number disposed	Nil

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration	$3,956.17
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	Ordinary Shares: (i)	1,291,711
	(ii)	1,345,738
	Secured Convertible Notes: (i)	29,777
	(ii)	37,859
	Unlisted Options:
	(i) Expiring 24/9/2012 @$0.001	21,269
	Expiring 13/9/2013 @0.015	387,513
	(ii) Expiring 24/9/2012 @$0.001	27,042
	Expiring 13/9/2013 @0.015	403,722
Nature of change	Participation in Rights Issue
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not Applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

01/01/2011

Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 3

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